Exhibit 99.1

Ballard announces orders from Solaris for nearly 100 hydrogen fuel cell engines to power buses in Europe

VANCOUVER, BC and BOLECHOWO, Poland, Aug. 8, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced multiple purchase orders for a total of 96 hydrogen fuel cell engines from long-standing customer Solaris Bus & Coach sp. z o.o. ("Solaris"; www.solarisbus.com), a leading European bus manufacturer that is deploying hydrogen-powered buses across the continent. Ballard expects limited initial deliveries of the 96 fuel cell engines to start in late 2023, with most being delivered through 2024.

The purchases orders include the largest single order to date that Ballard has received from Solaris – an order for 52 fuel cell engines that will power Solaris Urbino hydrogen buses for deployment by public transport operator Rebus Regionalbus Rostock, based in Güstrow, Germany. Rebus is building two hydrogen refueling stations at depots in Güstrow and Bad Doberan to support the planned and future growth of hydrogen powered local public transportation.

In addition to the order for Güstrow-bound buses, Ballard has received orders from Solaris for an additional 44 fuel cell engines that will power Solaris buses in European cities. These orders will add to the more than 110 fuel cell buses that Solaris has deployed with customers in Europe to date.

"Receiving our largest single order for fuel cell bus engines in Europe is a testament to the performance of our products and our partner's hydrogen-powered buses," said David Mucciacciaro, Ballard Chief Commercial Officer. "We believe these orders demonstrate broader acceptance of fuel cell buses that is driving deployment-level volumes for our customer and is a signpost on the journey towards decarbonization of city buses and the potential of widespread fuel cell bus adoption."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and market adoption. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 08-AUG-23